UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

English translation of a press release issued by Petróleos Mexicanos on February 7, 2014.

* * *

PETRÓLEOS MEXICANOS

Date: February 7, 2014

MEXICO, D.F.

Mr. Carlos Morales Gil resigns as Director General of Pemex-Exploration and Production

Mr. Gustavo Hernández García will replace him as Acting Director General of Pemex-Exploration and Production

Mr. Emilio Lozoya Austin, Director General of Petróleos Mexicanos, accepted the resignation of Mr. Carlos Morales Gil as Director General of Pemex-Exploration and Production (“PEP”), a subsidiary of Petróleos Mexicanos.

Mr. Gustavo Hernández García, who has served as Deputy Director of Planning and Evaluation of PEP since 2010, will replace Mr. Carlos Morales Gil as Acting Director General of PEP.

In the presence of both the Secretary of Energy, Mr. Pedro Joaquín Coldwell, and PEP’s management team, Mr. Lozoya Austin acknowledged the important contributions of Mr. Morales Gil during his more than nine years of leadership at PEP, in addition to his more than 30 years of service at Petróleos Mexicanos and its subsidiaries (collectively, “Pemex”). He wished Mr. Morales Gil success in his future endeavors.

In addition, Mr. Lozoya Austin called on PEP’s management team and employees to renew their efforts and commitment to achieve their goals and to reinvigorate the unit, whose role is fundamental to Pemex’s operations.

Mr. Lozoya Austin stated that Pemex’s greatest asset is its human capital, an example of which is Mr. Morales Gil’s fruitful tenure, and while his term at Pemex has come to an end, Mr. Morales Gil will remain part of the Pemex family, sharing his experience and know-how.

Finally, Mr. Lozoya Austin reiterated Petróleos Mexicanos’ commitment to prepare and train new generations of professional, technical and operational personnel, and he indicated that a new compensation and promotion system is being developed based on measurable performance targets in order to enhance Pemex’s competitiveness in line with the objectives set forth by President Enrique Peña Nieto.

Secretary of Energy Mr. Joaquín Coldwell highlighted that Mr. Morales Gil has played a leading role in the petroleum industry’s history over the past three decades and will have a lasting impression on future generations of engineers and technicians due to his ability to establish a cohesive work team.

On behalf of the Federal Government of Mexico, the Secretary of Energy thanked Mr. Morales Gil for his commitment, effort and contributions to Pemex and to the national petroleum industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Carlos Caraveo Sánchez

Carlos Caraveo Sánchez

Associate Managing Director of Finance

Date: February 25, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.